Exhibit 99.4
                                                                    ------------

Profit and loss account

                                                  3 months ended     3 months ended     6 months ended    6 months ended
                                                    30 June 2001       30 June 2000       30 June 2001      30 June 2000
                                                         (pound)            (pound)            (pound)           (pound)
Other income                                                   -                  -                972                 -
Other interest receivable and similar income           4,933,500                  -          9,867,000                 -
Interest payable and similar charges                 (4,933,500)                  -        (9,867,000)                 -
                                               ------------------ ------------------ ------------------ -----------------
Profit on ordinary activities before and
after taxation                                                 -                  -                972                 -
                                               ================== ================== ================== =================

Telewest Finance (Jersey) Limited

Balance sheet

                                                                     30 June 2001       31 December 2000
                                                                          (pound)                (pound)
Current assets
Debtors: due after more than one year                                 364,697,601            343,843,655
                                                                ------------------ ----------------------

Creditors: amounts falling due within one year                        (9,483,283)            (9,483,283)
                                                                ------------------ ----------------------

Net current assets                                                    355,214,318            334,360,372
                                                                ------------------ ----------------------

Total assets less current liabilities                                 355,214,318            334,360,372
                                                                ------------------ ----------------------

Creditors: amounts falling due after more than one year             (355,189,316)          (334,336,342)

                                                                ------------------ ----------------------
Net assets                                                                 25,002                 24,030
                                                                ================== ======================

Capital and reserves
Called up share capital                                                         2                      2
Profit and loss account                                                    25,000                 24,028

                                                                ------------------ ----------------------
Equity shareholders' funds                                                 25,002                 24,030
                                                                ================== ======================



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
Telewest Finance (Jersey) Limited

ADDITIONAL INFORMATION FOR US INVESTORS (unaudited)

The Company prepares its accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. There are no significant differences which requires it necessary to restate net income and shareholders' equity in accordance with US GAAP.



















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